Exhibit(a)(1)(iii)

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                    c/o Glenwood Capital Investments, L.L.C.
                       123 North Wacker Drive, 28TH Floor
                             Chicago, Illinois 60606


       IF YOU DO NOT WANT TO SELL YOUR UNITS OF LIMITED LIABILITY COMPANY
             INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
         THIS IS SOLELY A NOTIFICATION OF THE FUND'S REPURCHASE OFFER.

January 31, 2006

[MEMBER NAME/ADDRESS]



Dear [MEMBER]:

We are writing to inform you of important dates relating to a repurchase offer by Man-Glenwood Lexington TEI, LLC (the "Fund"). If you are not interested in tendering your units of limited liability company interests in the Fund ("Units") for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on January 31, 2006 and end at 5:00 p.m., Central Time, on March 1, 2006. The purpose of the repurchase offer is to provide liquidity to members of the Fund that hold Units. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Units or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than March 1, 2006. If you do not wish to sell your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR UNITS AT THIS TIME.

All tenders of Units must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by March 1, 2006.

If you have any questions, please consult your financial intermediary, refer to the attached offer document, which contains additional important information about the repurchase offer, or call (800) 838-0232.

Sincerely,



Steven Zoric
Secretary, Man-Glenwood Lexington TEI, LLC